May 2, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Millea Holdings, Inc.
Form 20-F for the Fiscal Year Ended March 31, 2006
(File No. 000-31376)

Dear Mr. Rosenberg:

Millea Holdings, Inc. (“Millea Holdings”) is responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 22, 2007 relating to Millea Holdings’ annual report on Form 20-F for the fiscal year ended March 31, 2006 (the “2006 Form 20-F”). References to “we”, “us” and “our” in the responses set forth below are to Millea Holdings, unless the context otherwise requires.

In connection with responding to the Staff’s comments, Millea Holdings acknowledges that:

•	Millea Holdings is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

•

Staff comments or any changes to disclosure made in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Millea Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Millea Holdings’ responses to the Staff’s comments are set forth below.

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Critical Accounting Policies, page 46

Securities and Exchange Commission	May 2, 2007

We believe your disclosure in the Critical Accounting Policies section of MD&A regarding the estimation of the reserve for losses, claims and loss adjustment expenses could be improved to better explain the process you undertake to estimate the reserve and the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent you adjusted your assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in a disclosure-type format, the following information for each material of business and also consider providing any additional information in a disclosure-type format to achieve this objective.

Comment 1a:

1a.	You disclose that “the majority of the loss, claim and loss adjustment expense liability is determined utilizing an incurred loss triangle method.” Please describe the other methods you used to determine your reserve for losses, claims and loss adjustment expenses. Please ensure your proposed disclosure addresses the following items or explain to us why such disclosure is not warranted:

1.	Explain how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

2.	Identify the unique development characteristics of each material short-tail and long-tail line of business and explain how the actuarial methods you use address those characteristics.

3.	Describe the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing the amount by cumulative paid claims and by case reserves, but there may be other methods as well.

4.	Describe the extent of your procedures for determining the reserve for losses, claims and loss adjustment expenses including how you utilize external actuaries, if appropriate.

Securities and Exchange Commission	May 2, 2007

Response:

We note the Staff’s comment. For the fiscal year ended March 31, 2006, Millea Holdings did not experience significant variances on key assumptions nor were there significant variations between our actual claims experience and our actuarially-determined expectations.

In connection with the preparation of our 2006 Form 20-F, we determined that the there were no significant variances in key assumptions. We would have provided additional disclosure in the 2006 Form 20-F if there had been significant variances. In response to the Staff’s comments, we expect to clarify our methods for our short-tail business and our long-tail business as well as how we utilize our external actuaries in our annual report on Form 20-F for the fiscal year ended march 31, 2007 (the “2007 Form 20-F”) disclosure. Please see Annex 1 attached hereto for the expected clarifications to be included in our 2007 Form 20-F disclosure. To distinguish additional disclosure we expect to make from our existing 2006 Form 20-F disclosure, we have underlined the new additional language.

Comment 1b:

1b.	Describe your policy, if any, for adjusting the liability for losses, claims and loss adjustment expenses to an amount that is different than the amount determined by your actuaries.

1.	If such a policy exists, describe the method you used to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

2.	When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method you used to determine it, and the specific underlying reasons that explain why you believe the adjustment or reversal is necessary.

Response:

We note the Staff’s comment. Under our internal policies, if management were to disagree with the actuarial calculations then discussions would be held in order to understand the relevant calculations and assumptions to ensure that there is a full understanding of the factors and consideration made in determining the liability. In the three fiscal years ended March 31, 2006, there have not been any significant adjustments between the amount determined by the actuaries and that recorded in the financial statements. We also do not currently expect any significant adjustments between the amount determined by the actuaries and that recorded in our financial statements for the fiscal year ended March 31, 2007 but will consider the Staff’s comment in this area in connection with our 2007 Form 20-F.

Securities and Exchange Commission	May 2, 2007

Comment 1c:

1c.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1.	For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period.

2.	Explicitly identify and discuss key assumptions as of March 31, 2006 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response:

We note the Staff’s comment. As noted in our proposed disclosure discussed above in our response to comment 1a., we utilize the incurred loss triangle method for determining our IBNR liability. As such, the loss development factors applied to determine the IBNR are based on our past claims experience. Our actual experience with these claims has not differed significantly from the liability calculated under the incurred loss triangle method.

For the year ended March 31, 2006, our adverse development for claims expenses was mainly the result of changes in currency rates affecting reserves for foreign currency denominated policies as well as a number of additional immaterial changes to our assumptions.

For the year ended March 31, 2006, there were only minor immaterial refinements to our key assumptions; as such our key assumptions are materially consistent with historical loss reserve development patterns.

These minor refinements resulted in some immaterial positive developments and some immaterial adverse developments. These minor refinements were individually and in the aggregate approximately 1% or less of our total claims expense for the fiscal year ended March 31, 2006. Therefore, Millea considers these refinements, individually and in the aggregate, not to be material.

Securities and Exchange Commission	May 2, 2007

Had these variances been considered to be significant for any of the three fiscal years ended March 31, 2006, we would have provided additional explanations.

If there are any significant changes in our key assumptions or if any of our key assumptions are premised on future emergence that are materially inconsistent with historical loss reserve development patterns for the year ended March 31, 2007, then we would expect to provide an explanation of these changes or these variances in our 2007 Form 20-F.

Comment 2:

2.	Although your rate of ceding insurance appears to be relatively consistent for the last three years as demonstrated by your retention ratio described on page 30, it is unclear whether and to what extent you have changed your past reinsurance strategies and what impact, if any, there is on your current strategies. The expected effect that any changes may have on your financial position, results of operations and cash flows is therefore also unclear. Please provide us in a disclosure-type format proposed disclosures that discuss any changes in your reinsurance strategy and describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, operating results and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Response:

As set out on page 29 of our 2006 Form 20-F, we manage our insurance risks in a manner similar to the concept of “Value at Risk” used in managing risks in the financial markets. We apply this “Value at Risk” concept continuously to calculate our retention for most lines of risks. We take a mathematical approach in calculating the reasonable retention for most lines of risks. Under this approach, potential fluctuations of underwriting results are estimated in terms of contemplated risks and returns. We have not changed our reinsurance strategy (ceding insurance) during the fiscal year ended March 31, 2006. The application of our methodology for the fiscal year ended March 31, 2006 resulted in a small increase in the retention of some lines of risk; however, we believe that such increase did not have any significant financial impact. The actual amount of risk retained and reinsurance purchased was determined by taking the amount of internal reserves into consideration, together with the outcome of the risks and returns analysis. Based on these methods, we believe our reinsurance strategy adequately controls our exposure per risk and per occurrence.

Securities and Exchange Commission	May 2, 2007

We have not experienced any significant difficulties with renewing our reinsurance treaties. We have not reached limits for any specific accident years under any of our significant existing treaties. Furthermore, we believe that it is unlikely that the existing limits of our reinsurance treaties will be insufficient to cover or exhausted by covering possible claims estimated.

We expect to clarify our reinsurance strategy in our 2007 Form 20-F disclosure. Please see Annex 2 attached hereto for our proposed revised disclosure in the requested disclosure-type format. To distinguish additional disclosure we expect to make from our existing 2006 Form 20-F disclosure, we have underlined the new additional language.

Comment 3:

Financial Statements

Notes to the Consolidated Financial Statements

Note 13: Stock Options, page F-49

3.	You disclose here and elsewhere that you introduced a stock option plan during the year ended March 31, 2006 in part to compensate your corporate auditors. Please confirm to us that these auditors are your internal auditors and provide for us, in a disclosure-type format, proposed revised disclosure that clearly indicates your relationship to these auditors. Otherwise, if these auditors are your independent registered public accounting firm, please have your auditors explain to us how they comply with the independence standards under Rule 2-01(b) of Regulation S-X.

Response:

Under the Japanese Corporation Law, certain companies are required to set up an internal board of corporate auditors. The board of corporate auditors is an internal body consisting of corporate auditors elected at the general meeting of shareholders. Millea’s board of corporate auditors are unrelated to the independent registered public accounting firm we engage to perform external audits of Millea Holdings.

Securities and Exchange Commission	May 2, 2007

Corporate auditors are under a statutory duty to review the administration of our affairs by the directors, examine the financial statements and business reports to be submitted by the board of directors to the general meetings of shareholders and report their opinions thereon to the shareholders.

In response to the Staff’s comments, we confirm that the corporate auditors referred to in the stock option plan are members of the board of corporate auditors established pursuant to the Japanese Corporation Law and are not representatives of our independent registered public accounting firm providing external audit services to Millea Holdings.

We expect to clarify any potential misapprehension in this regard in our 2007 Form 20-F disclosure. Please see Annex 3 attached hereto for our proposed revised disclosure in the requested disclosure-type format. To distinguish additional disclosure we expect to make from our existing 2006 Form 20-F disclosure, we have underlined the new additional language.

Comment 4:

Note 16: Statutory Capital and Dividend Availability, page F-53

4.	You clearly indicate that there are no restrictions on your ability to dividend your unconsolidated retained earnings. However, you also disclose that your subsidiaries are required to maintain adequate solvency margins which implies a restriction on the ability of your subsidiaries to make dividends or other cash payments to you. Please provide us in disclosure-type format the Schedule II information required by Rule 7-05 (c) of Regulation S-X or explain to us why this information is not required.

Response:

We note the Staff’s comments. Our subsidiaries are required to maintain adequate solvency margins that place restrictions on the amount of dividends or other cash payments they may be distribute to us. These restrictions are determined under (x) various Japanese laws and regulations such as the Japanese Corporation Law, the Insurance Business Law and relevant Financial Services Agency regulations in respect of Japanese subsidiaries and (y) relevant foreign laws and regulations in respect of foreign subsidiaries.

We have reviewed the requirements of Schedule II of Rule 7-05(c) of Regulation S-K and confirmed that the restricted net assets of our consolidated subsidiaries did not exceed 25% of consolidated net assets for the year ended March 31, 2006. As such, we were not required to provide Schedule II information set forth in Rule 7-05 (c) of Regulation S-X in our 2006 Form 20-F.

* * * * *

Securities and Exchange Commission	May 2, 2007

If you have any questions about this response letter or any further comments on Millea Holdings’ 2006 Form 20-F, please do not hesitate to contact Mr. Katsumi Suetsugu of Millea Holdings in Tokyo (Tel: +81-3-6212-3597; Fax: +81-3-6212-3712) or Eugene Gregor (Tel: +81-3-5561-4566; Fax: +81-3-5561-4425) or Gerhard Radtke (Tel: +81-3-5561-4565; Fax: +81-3-5561-4425) of Davis Polk & Wardwell in Tokyo.

Very truly yours,

Millea Holdings, Inc.

By:	/s/ Tomohiro Kotani
Name:	Tomohiro Kotani
Title:	Chief Financial Officer

Attachments

cc:	Mr. Katsumi Suetsugu
Mr. Kazuhiko Nishino
Mr. Makoto Hirokawa
Millea Holdings, Inc.
Mr. Dennis Neider
PricewaterhouseCoopers
Mr. Akira Yamate
PricewaterhouseCoopers Aarata
Eugene Gregor, Esq.
Gerhard Radtke, Esq.
Davis Polk & Wardwell, Tokyo Office

Securities and Exchange Commission	May 2, 2007

Via EDGAR SUBMISSION and COURIER

Securities and Exchange Commission	May 2, 2007

Annex 1 – Disclosure-Type Format

MD&A Disclosure Marked Against Existing 2006 Form 20-F Disclosure

Loss, Claim and Loss Adjustment Expense Liability

Our loss, claim and loss adjustment expense liability represents estimates of future payments that we will make in respect of property and casualty insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.

As of March 31, 2006, our loss, claim and loss adjustment expense liability accrued by line of business was as follows:

Line of Business (gross of reinsurance)	Loss, claim and loss adjustment expense liability as of March 31, 2006
(yen in millions)
Property and casualty business:
Voluntary automobile	¥333,753
CALI	521,079
Fire & allied	95,546
Personal accident	46,436
Marine—Cargo & transit	31,926
Marine—Hull	28,914
Other	316,213
Loss adjustment expenses—unallocated	45,788

Total	¥1,419,655

The establishment of our loss, claim and loss adjustment expense liability is an inherently uncertain process, involving assumptions as to factors such as court decisions, changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs.

We estimate loss, claim and loss adjustment expense liability for reported claims on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we have not yet been notified. When actual claims experience differs from our previous estimate, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business—Property and Casualty Insurance—Property and Casualty Losses and Reserves—Property and Casualty Reserves”.

A1-1

Securities and Exchange Commission	May 2, 2007

As claims are reported over time, not all claims incurred during a fiscal period will be reported to us by the balance sheet date. Accordingly, we estimate incurred but not yet reported (“IBNR”) amounts using actuarial methods. We apply actuarial methods appropriate for each line of business as discussed below.

Changes in reported losses may affect our historical loss development factors, which in turn may affect our estimate of the amount of losses, claims and loss adjustment expense liability. For example, we estimate that a 1% increase in paid claims during the fiscal year ended March 31, 2006, together with a 1% increase in case reserves as of March 31, 2006, would have increased our aggregate losses, claims and loss adjustment expense liability as of March 31, 2006 by approximately 1.50%.

We consider property and casualty reserves expected to be paid after five years to be of a longer-tailed nature. Our longer-tailed balances consist primarily of bodily injury claims (a part of domestic voluntary automobile and CALI claims) and asbestos and environmental (“A&E”) claims (a part of the “Other” claims). Settlement of claims involving longer-tailed reserves is inherently more risky and uncertain as claims cost may escalate as time progresses. We estimate that approximately 6.2% of our property and casualty reserves as of March 31, 2006 relate to claims that will be paid after five or more years.

Except for bodily injury claims and A&E claims, claims in our property and casualty insurance business are generally relatively short-tailed, as they are generally expected to be paid within one to two years. Our actual experience under such claims generally does not differ significantly from our expectations, which contributes to reduce the sensitivity of our overall property and casualty loss reserves to future developments and trends.

Short-tailed Property and Casualty Insurance Business

Reserves for our short-tailed property and casualty insurance business represented, as of March 31, 2006, approximately 45.8% of our net reserves. Our short-tailed property and casualty insurance business included all of our property and casualty insurance business other than that related to relatively long-tailed claims from bodily injury claims and A&E claims. We utilize the incurred loss triangle method for our short-tailed property and casualty insurance business. Under the incurred loss triangle method, reported losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year for each line of business to determine loss development factors. These historical loss development factors, along with any known or anticipated trends in claims developments, are considered in determining the loss development factors to be utilized in calculating the appropriate level of reserve for the current fiscal year.

The loss development factors are utilized to estimate the ultimate liability which is then reduced by the cumulative paid claims and existing case reserves to arrive at the IBNR liability. During the year ended March 31, 2006, loss development factors generally were applied based on historical trends. The impact of the adjustments from the historical trends were not considered to be material, either individually or in the aggregate.

For short-tail claims, during the three fiscal years ended March 31, 2006, there were no significant adjustments from the calculated historical trend.

Long-tailed Bodily Injury Coverage

Our domestic voluntary automobile and CALI insurance business represents approximately 41.8% of our net reserves. We expect most of these claims to settled within 5 years. We also utilize an incurred loss triangle method for these domestic voluntary automobile claims and CALI claims. During the year ended March 31, 2006, loss development factors were generally applied based on historical trends. The impact of any adjustments from the historical trends were not considered to be material, either individually or in the aggregate.

A1-2

Securities and Exchange Commission	May 2, 2007

Long-tailed A&E Insurance Business

Our long-tail A&E insurance business represents approximately 3.9% of our net reserves. For our A&E claims, we utilize external actuaries to assist us with determining the appropriate level of A&E reserves. We utilize external actuaries in connection with determining our A&E reserves because the determination of these reserves is more subjective due to a number of factors including the longer-tailed nature of these A&E claims.

Our external actuaries will provide liability calculations and information which are then considered and utilized by our internal actuaries to arrive at an estimate of the ultimate liability, based on factors such as litigation developments. Once this amount has been determined, the IBNR will be calculated by reducing the estimated ultimate liability by the cumulative paid claims and existing case reserves.

Developments for Claims Expenses Related to Prior Years

For the years ended March 31, 2006, 2005 and 2004, our adverse development for claims expenses for all lines of business related to prior years (net of reinsurance) was as follows:

	Year ended March 31,
	2006	2005	2004
	(yen in millions, except percentages)
Claims expenses recognized in the current year relating to prior years, net of reinsurance	¥23,702	¥5,140	¥9,325
Claims expenses recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance	2.39%	0.58%	1.18%
Claims expenses recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance	1.86%	0.39%	0.83%

Claims expenses recognized in the year ended March 31, 2006 relating to prior years were incurred principally due to changes in currency rates affecting reserves for foreign currency denominated policies and other developments based on the latest experience in claim settlement, which are individually and in the aggregate immaterial. As set forth in the above table, subsequent developments on prior years’ claims expenses represented an immaterial portion of the current year’s claims expense for the periods presented.

A1-3

Securities and Exchange Commission	May 2, 2007

Annex 2 – Disclosure-Type Format

Reinsurance Marked Against Existing 2006 Form 20-F Disclosure

We manage our insurance risk in a manner similar to the concept of “Value at Risk” used in managing risks in the financial markets. We take a mathematical approach in calculating the reasonable retention for most lines of risks. Under this approach, potential fluctuations of underwriting results are estimated in terms of contemplated risks and returns. We have not changed our reinsurance strategy (ceding insurance) during the fiscal year ended March 31, 2006. The application of our methodology for the fiscal year ended March 31, 2006 resulted in a small increase in the retention of some lines of risk; however, we believe that such increase did not have any significant financial impact. The actual amount of risk retained and reinsurance purchased was determined by taking the amount of internal reserves into consideration, together with the outcome of the risks and returns analysis. Based on these methods, we believe our reinsurance strategy adequately controls our exposure per risk and per occurrence. We have not experienced any significant difficulties with renewing our reinsurance treaties. We have not reached limits for any specific accident years under any of our significant existing treaties. Furthermore, we believe that it is unlikely that the existing limits of our reinsurance treaties will be insufficient to cover or exhausted by covering possible claims estimated.

A2-1

Securities and Exchange Commission	May 2, 2007

Annex 3 – Disclosure-Type Format

Note 13: Stock Options Marked Against Existing 2006 Form 20-F Disclosure

13. Stock Options

During the year ended March 31, 2006, the Company introduced a stock option plan as a part of compensation for directors and corporate auditors of the Company to strengthen the link between their compensation and the Company’s share price and business results by aligning their exposure to the share price with those of its shareholders. Corporate auditors are members of an internal board of corporate auditors established in compliance with the Japanese Corporation Law to oversee management and are not representatives of the independent registered public accounting firm performing external audits of the Company.

The Company terminated the existing retirement allowance plans covering the directors and corporate auditors. The Company intends to strengthen the link between the compensation of the directors and corporate auditors and the Company’s share price and business results by aligning the directors’ and corporate auditors’ exposure to the share price with those of its shareholders. The Company plans to issue similar stock options each year to its directors and corporate auditors. Treasury stocks purchased from the market would be used for the stock options.

A3-1